Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

ENGLISH TRANSCRIPT

KREDIVO CORP ACTION MEDIA INTERVIEW

Date and Time: Wednesday, 8.45-8-52 SGT

Method: Virtual Interview (Zoom Meeting)

Video Recording: Links

Language: English

Spokesperson

Akshay Garg – CEO & Co-Founder FinAccel (G)

Transcript

Host I: ….US SPAC listing valued at $2.5 billion. The company, which runs a Buy Now Pay Later service Kredivo in Indonesia will merge with VPC Impact Acquisition Holdings II and is expected to finalize due by early next year. It will also be the first Southeast Asian finTech firm to do so, and joins the ranks of Grab and PropertyGuru to jump onto the SPAC bandwagon. Let’s now have a chat with Akshay Garg, Co-Founder and CEO of FinAccel, joining us now from Singapore.

Akshay, Thank you very much for joining us today on CNBC, tell us why you decided to go to this SPAC route.

G: Thanks for having me here, Mandy. I don’t think it was a very deliberate decision to go down this SPAC route, I think it really just came down to us and the sponsor in this case, which is Victory Park Capital, knowing each other very well. We have a very deep relationship with this firm, they’ve been a credit line provider to us now for over a year. They’ve lent us close to US$200 million. And through that process we got to know them very well, and vice versa.

So for us, this was really about raising the largest amount of capital possible in the shortest amount of time. And that’s really how this transaction really came through so it’s less about SPAC, but more about, I think these two firms knowing each other very well. But at the same time, look, I think we’re very excited about going to the public markets. It’s the right thing for the company at this stage, opens up a lot more opportunities for us to raise capital downstream and accelerate our growth plans.

Host I: We’ve been following the buy now, pay later (BNPL) space a lot lately and the reason we’re following it so much is because there are just so many companies that are burgeoning in this space, of course you operate Kredivo in Indonesia targeting the unbanked and the underbanked. But isn’t this an increasingly crowded space and does that competition worry you?

G: Not really, I think, you know, this is clearly, I think, a relatively hot phenomenon right over the last five years or so, in most places in the world. But I think, look, frankly the reason that you’re seeing the emergence of the sector is that we are adding value to both consumers and merchants. Merchants in general are seeing an increase in sales, consumers really love using a fast, speedy, low cost product. So it is really delivering value helping both merchants and customers. And that’s really why, I mean, multiple companies, in different parts of the world including us, have been growing at a pretty pretty rapid pace.

The other thing I’d like to call out is that in Southeast Asia at the very least, the real reason for the emergence of buy now pay later (BNPL) as a fast growing sector really comes down to the lack of credit card penetration in our markets. Indonesia only has about seven and a half to 8 million credit card holders despite a middle class ranging from 80 to 100 million. So it’s really less than 10% of the eligible population that holds a credit card today. The percentages in the Philippines, Vietnam are very similar as well. So buy now pay later (BNPL) is really filling a very large gap in the market that’s come up through poor credit card penetration, and that’s really helping merchants increase sales and customers having a payment method that allows them to spread their purchases over time.

Host II: Akshay, do you mind if I join this conversation? What can you tell us about your sponsor VPC Impact Holdings? Because you know, the trend that we’ve seen between performing SPAC and non-performing SPAC is the synergy that is built between the target company and its sponsor? And so what is the plan on what both of you can bring to the table for the business?

G: Yeah, thank you for asking me that. I mean, it’s, it’s a matter that, you know, we’ve looked at really closely, look, the SPAC market has been hot, right, over the last six to 12 months or so. But I think there’s one defining characteristic of what makes some SPACs successful, essentially, at the point of deSPAC, it really just comes down to I think, number one, the quality of the sponsor, and number two, the synergy between the sponsor as well as the target company. In this case, we think that we checked that box very well in advance. This is a really high quality sponsor, it’s a very well established credit firm, managing more than $6 billion of assets on the credit side, has done more than 50, five zero, FinTech transactions globally. I mean, we are the only company that they’ve lent to, in Southeast Asia to date. We are their largest exposure outside of the US and Europe. Which is a pretty, pretty big statement. So they know us very well, they’re regarded as a really high quality sponsor, they have a lot of skin in the game, right, our credit facilities will keep going on for four to five years.

VPC is committed to a two year lockup on their sponsor shares, you know, a significantly larger percentage of their earnout compared to the market standard is locked up for the earnout. So there’s a lot of skin in the game, or that there’s just a lot of alignment between the two firms, which we think is what really makes this transaction really stand out, right. So it’s not just about the SPAC. I mean, there are multiple sorts of reasons here, both before and after, that bodes very, very well for an aftermarket performance.

M: Akshay, racing against time. Very quickly, you know, the Afterpay Square merger? I mean, how do you view it for yourself in terms of after having done this SPAC? Is that something that you foresee down the road?

A: Well, I think the sector is real. If that merger is saying something, it’s really saying, that, look, I think there is a real validation of this business model of this space. Right, Affirm going public as well, a few months ago, is indicative of the same outcome. I mean, we don’t spend that much time thinking about whether we will get acquired or merged or not, I think we’re pretty focused on building what is a very large, very diversified digital financial services business, starting with buy now pay later. But we obviously welcome the development. I think it’s a fantastic exit, obviously, for Afterpay. And more importantly, I think it’s really validating the quality of this business model, right, where an acquisition of $30 billion has transpired for them, what is just just, what, a 10 year or so journey for Afterpay. So, well done for Afterpay. I think, buy now and pay later is here to stay.

Host II: Actually, valuation is a completely different debate, which we will have another day, for now we are going to be back right ……….(she closed the interview).

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.